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                              June 9, 2023

       Richard Miller
       Chief Executive Officer
       SRM Entertainment, Inc.
       1061 E Indiantown Road, Suite 110
       Jupiter, FL 33477

                                                        Re: SRM Entertainment,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2023
                                                            File No. 333-272250

       Dear Richard Miller:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Unaudited Pro Forma Condensed Combined Financial Statements, page 48

   1. We note your disclosure of the pro forma balance sheet as of March 31, 2023. The historical balances of
prepaid expenses and deposits and inventory for SRM Limited on the pro forma balance
sheet are not consistent with the balances from the balance sheet on page F-21. In addition,
those line items in the pro forma column do not appear to sum up correctly. Please
revise the disclosure to eliminate the inconsistencies.
       Unaudited Interim Financial Statements of S.R.M Entertainment Limited
       Note 2: Significant Accounting Policies - Net Loss Per Share of Common Stock , page F-26

   2. Please revise the table on page F-26 to correctly indicate that you are presenting information for the
three months ended March 31, 2023 and 2022, respectively.
 Richard Miller
SRM Entertainment, Inc.
June 9, 2023
Page 2
General

3.       We note that Section 1.3 of the license agreement filed as Exhibit
10.6 grants you a
         license to develop art for an NFT. Please revise your disclosure to clarify whether you have any business plans with respect to NFTs.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameRichard Miller                              Sincerely,
Comapany NameSRM Entertainment, Inc.
                                                              Division of
Corporation Finance
June 9, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName